GILDAN ACTIVEWEAR INC.

ANNUAL INFORMATION FORM

for the year ended January 3, 2021
February 26, 2021

This Annual Information Form is dated February 26, 2021 and, except as otherwise indicated, the information contained herein is given as of February 26, 2021.
Unless otherwise indicated, all dollar amounts set forth herein are expressed in U.S. dollars and all financial information set forth herein is prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).
Unless otherwise indicated, all references to share prices, trading volumes and per share measures are adjusted, on a retroactive basis, to reflect all stock splits.
In this Annual Information Form, “Gildan”, the “Company” or the words “we”, “our” and “us” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.
The information appearing in the extracts of the documents listed below and specifically referred to in this Annual Information Form is incorporated herein by reference:
-    Audited Consolidated Financial Statements for the fiscal year ended January 3, 2021 (the “2020 Annual Financial Statements”);
-    Management’s Discussion and Analysis for the fiscal year ended January 3, 2021 (the “2020 Annual MD&A”); and
-    The latest Notice of Annual Meeting of Shareholders and Management Information Circular filed on SEDAR.
The foregoing documents are available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on the Company’s website at www.gildan.com/corporate.

This Annual Information Form contains certain forward-looking statements that are based on Gildan’s current expectations, estimates, projections and assumptions and that were made by Gildan in light of its experience and its perception of historical trends. Results indicated in forward-looking statements may differ materially from the actual results. Please refer to the cautionary statement on pages 32 to 34 of this Annual Information Form for further explanation.

CORPORATE STRUCTURE
Name, Address and Incorporation
We were incorporated on May 8, 1984 pursuant to the Canada Business Corporations Act under the name of Textiles Gildan Inc. At our inception, we focused our activities on the manufacture of textiles and produced and sold finished fabric as a principal product-line. In 1992, we redefined our operating strategy and, by 1994, our operations focused exclusively on the manufacture and sale of activewear in the screenprint channel. In March 1995, we changed our name to Gildan Activewear Inc./Les Vêtements de Sports Gildan Inc. In 2005, we changed our French name to Les Vêtements de Sport Gildan Inc.
In June 1998, in conjunction with a planned initial public offering, we filed Articles of Amendment to, among other things, remove the private company restrictions contained in our charter documents and change the structure of our authorized share capital. On June 17, 1998, we completed our initial public offering of an aggregate of 3,000,000 Class A Subordinate Voting shares at Cdn$10.29 per share, on a pre-split basis, for total gross proceeds of Cdn$30,880,500.
On February 2, 2005, we filed Articles of Amendment in order to, among other things, (i) create a new class of common shares (the “Common Shares”), (ii) change each of the issued and outstanding Class A Subordinate Voting shares into the newly-created Common Shares, on a one-for-one basis, and (iii) remove the Class B Multiple Voting shares and the Class A Subordinate Voting shares as well as the rights, privileges, restrictions and conditions attaching thereto. On February 15, 2011, we filed Restated Articles of Incorporation in order to change the number of directors to a minimum of five and a maximum of twelve as determined by the directors from time to time and to appoint one or more directors in accordance with the law governing the Company.
Our principal executive offices and registered office are located at 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, Canada H3A 3J2, and our main telephone number at that address is (514) 735-2023.
Intercorporate Relationships
The Company’s principal subsidiaries, their jurisdiction of incorporation or formation and the Company’s percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of Incorporation or Formation	Ownership Percentage
Gildan Activewear SRL	Barbados	100%
Gildan Yarns, LLC	Delaware	100%
Gildan USA Inc.	Delaware	100%
Gildan Honduras Properties, S. de R.L.	Honduras	100%
Gildan Apparel (Canada) LP	Ontario	100%
Gildan Activewear (UK) Limited	United Kingdom	100%
Gildan Textiles de Sula, S. de R.L.	Honduras	100%
G.A.B. Limited	Bangladesh	100%
Gildan Activewear Honduras Textile Company, S. de R.L.	Honduras	100%
Gildan Activewear (Eden) Inc.	North Carolina	100%
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100%
Gildan Mayan Textiles, S. de R.L.	Honduras	100%
Gildan Charleston Inc.	Delaware	100%
Gildan Activewear Dominican Republic Textile Company Inc.	Barbados	100%
Gildan Honduras Trading, S. de R. L.	Honduras	100%
Gildan Choloma Textiles, S. de R. L.	Honduras	100%

The subsidiaries that have been omitted do not represent individually more than 10% of the consolidated assets and 10% of the consolidated revenues of Gildan, or in the aggregate more than 20% of the total consolidated assets and the consolidated revenues as at and for the year ended January 3, 2021.
GENERAL DEVELOPMENT OF THE BUSINESS
Recent Developments and Developments in Fiscal 2020
Impact and Response to the COVID-19 Pandemic
On March 11, 2020, the World Health Organization declared the novel COVID-19 coronavirus as a global pandemic. In order to limit the spread of the virus, governments and public health organizations around the world implemented various containment measures such as travel restrictions, mandated business closures, including retail stores and manufacturing operations, limits on public and private gatherings, and advised or required physical and social distancing measures. The impact of these restrictions and other factors led to a sharp decline in global economic activity. Debt and equity capital markets worldwide experienced significant volatility and weakness, and governments and central banks reacted with significant monetary and fiscal interventions to stabilize economic conditions. Consequently, starting in the second half of March 2020, the resulting economic impact of global measures to curtail the pandemic began to negatively affect the Company’s business and results of operations. This resulted in a major reduction in sales for both our imprintables and retail channels. In addition, the Company incurred costs associated with the temporary shutdown of its global manufacturing operations and other COVID-related costs, as well as charges related to “Back to Basics” initiatives in order to further reduce its cost base and strengthen its level of financial flexibility as the Company navigated through the impacts of the pandemic. As a result, the Company reported a significant earnings loss for fiscal 2020, particularly in the first half of the year, due to charges related to these actions and other COVID-19 related impacts. A detailed discussion of the economic impact of the COVID-19 pandemic on the Company's business operations and financial results for 2020 is contained under Section 5 entitled “Operating Results” of the 2020 Annual MD&A.
From the onset of the COVID-19 pandemic, the Company’s priority was the health and safety of its employees, customers, suppliers, and other partners. In this regard, the Company took several actions to safeguard its stakeholders, while at the same time ensuring the continuity of the business. Concurrent with global government mandated private sector shut-downs, the Company began to close its manufacturing facilities starting on March 17, 2020, to ensure the safety of its employees and to align its operations and inventory levels with the demand environment. In 2020, to assist in combatting the COVID-19 pandemic, the Company temporarily leveraged its manufacturing facilities to manufacture and sell protective personal equipment (“PPE”), including both non-medical face masks and gowns.
The Company’s sales were most negatively impacted during the second quarter of 2020, at the height of restrictions, down more than 70% compared to the prior year quarter due to the meaningful downturn in demand and customers reducing their inventory levels, particularly in the Company’s imprintables sales channels. As governments in North America and other regions of the world began easing restrictions in the latter part of the second quarter, the Company started to see some economic recovery and sell-through trends for its products started to rebound and continued to improve through the course of the year. The Company restarted production at its facilities towards the end of the second quarter with stringent safety protocols to protect its employees and progressively increased operating levels across its global manufacturing network in line with improving demand. However, the Company experienced production disruption at its Central American hub during the fourth quarter of 2020 as a result of the impact of two major hurricanes that affected the region in November. Facilities in certain locations were closed through November and part of December before we started to reopen and ramp back production. While the Company’s manufacturing was impacted both by the pandemic and the hurricanes during 2020, its distribution centres continued to be operational through the course of the year with capacity levels adjusted in line with demand.

From a liquidity perspective, the Company took swift and prudent measures to preserve cash and pre-emptively ensure that we were well-positioned to manage through the evolving COVID-related environment by deferring non-critical capital spend and discretionary expenses, securing an additional $400 million of long-term debt, and negotiating a 12-month covenant amendment to its existing credit agreements providing increased financial flexibility through the first quarter of 2021. Given the severity of the crisis and the uncertain economic outlook, in March 2020 the Company also suspended share repurchases and its quarterly cash dividend, starting for the first quarter of 2020. Due to actions undertaken during 2020, including generating strong free cash flow of $358 million, the Company ended 2020 with $1.56 billion of available liquidity.
The Company also implemented various workforce actions during 2020, including temporary pay reductions affecting our Board of Directors and senior management and staff teams, as well as employee furloughs. In addition, further cost measures were taken through workforce reductions affecting approximately 6,000 manufacturing employees and approximately 380 of our selling, general and administrative (“SG&A”) employee base.
Back to Basics Strategic Initiatives
Starting in the second quarter of 2020, we accelerated a number of initiatives related to our “Back to Basics” strategy to further reduce our cost base and strengthen our level of financial flexibility to navigate through the pandemic. See the section below entitled “Back to Basics Strategy” under “Strategy and Objectives”. These actions included strategic pricing, additional stock-keeping unit (SKU) rationalization of our imprintables and retail product offerings, the closure of a yarn-spinning facility, as well as headcount reductions as previously discussed. A detailed discussion of the impact of these actions on the Company’s financial results for fiscal 2020 is contained under Section 5 entitled “Operating Results” in the 2020 Annual MD&A.
Temporary Suspension of Quarterly Dividend
On February 19, 2020, Gildan’s Board of Directors approved a 15% increase in the amount of the then current quarterly dividend and declared a cash dividend of $0.154 per Common Share payable on April 6, 2020 to shareholders of record on March 12, 2020. In April 2020, given the severity of the economic environment resulting from the COVID-19 pandemic, the Company suspended its quarterly cash dividend, starting with the first quarter of 2020. The Company’s previously declared dividend of $0.154 was paid on April 6, 2020.
Temporary Suspension of Share Repurchases Under the Normal Course Issuer Bid
On February 19, 2020, the Company received approval from the Toronto Stock Exchange (“TSX”) to renew its normal course issuer bid (“NCIB”) commencing on February 27, 2020 to purchase for cancellation up to 9,939,154 Common Shares, representing approximately 5% of the Company’s issued and outstanding Common Shares. As of February 13, 2020 (the reference date for the NCIB), the Company had 198,783,090 Common Shares issued and outstanding. The Company was authorized to make purchases under the NCIB until February 26, 2021 in accordance with the requirements of the TSX.
As in the case of the Company’s decision to suspend its quarterly dividend in order to preserve cash and pre-emptively ensure that it was well-positioned from a liquidity perspective to navigate through the evolving COVID-related environment, in March 2020 the Company also suspended share repurchases under the NCIB. In addition, in June 2020, given the rapidly changing environment and level of uncertainty being created by the COVID-19 pandemic and the associated impact on current and future earnings, the Company amended its various loans and note agreements in order to modify its covenants and to provide increased financial flexibility. During the covenant relief period beginning March 30, 2020 and ending April 4, 2021, share repurchases are not permitted except during the fiscal quarters ending January 3, 2021 and April 4, 2021 if the Total Net Debt to EBITDA Ratio is less than 3.00 to 1.00.
During the first quarter of fiscal 2020, the Company repurchased for cancellation a total of 843,038 common shares under its NCIB programs for a total cost of $23.2 million.

Renewal of Shareholder Rights Plan
On February 19, 2020, Gildan’s Board of Directors approved the renewal and adoption of a shareholder rights plan (the “Rights Plan”), which became effective upon confirmation and approval by shareholders of the Company at the annual meeting of shareholders held on April 30, 2020. The Rights Plan ensures that the Company and its shareholders continue to receive the benefits associated with the Company’s previous shareholder rights plan, which expired at the close of business on April 30, 2020, the date of the Company’s 2020 annual meeting of shareholders. The Rights Plan is designed to ensure that all shareholders of the Company are treated fairly in connection with any take-over offer or other acquisition of control of the Company. The Rights Plan was not adopted in response to any specific proposal to acquire control of the Company, nor is the Board of Directors aware of any pending or threatened take-over bid for the Company. The Rights Plan is similar to plans recently adopted by other Canadian companies and approved by their shareholders. The Rights Plan will remain in effect until the close of business on the date of the Company’s annual meeting of shareholders in 2023, with one renewal option subject to shareholder approval, and subject to earlier termination or expiration of the Rights Plan in accordance with its terms. A complete copy of the Rights Plan was filed and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Organizational Changes
In early 2021, Michael R. Hoffman, President, Sales, Marketing and Distribution, announced that effective February 28, 2021, he would be retiring from Gildan. Mr. Hoffman has played a significant role in Gildan’s growth and success over the last 20 years developing and growing our sales, marketing and distribution activities out of Barbados as we built a global, industry leading market position in imprintables. Mike also assumed responsibility for all similar retail related activities with the initiation of our Back to Basics strategy. With Mr. Hoffman’s retirement and in line with the succession plan the Company had in place, effective March 1, 2021, Chuck J. Ward will assume the role of President, Sales, Marketing and Distribution, based in Barbados. In parallel with these changes, Arun Bajaj has also been elevated to Executive Vice President, Chief Human Resources Officer, effective March 1, 2021. Mr. Bajaj has extensive global human resources experience and joined Gildan in 2019 to support both Gildan’s Back to Basics focus and long-term growth strategy.
Developments in Fiscal 2019
•In line with the Company’s “Back to Basics” strategy, more specifically aimed at optimizing its global manufacturing system, over the course of fiscal 2019, the Company consolidated some of its textile, sock and sewing operations, and announced plans to expand capacity in certain regions:
◦During the second quarter of 2019, the Company completed the purchase of land in close proximity to its existing facility in Bangladesh. The land is intended to be used as part of the construction and development of a large multi-plant manufacturing complex, which is expected to include two large textile facilities and related sewing operations, to service international markets and support other key sales growth drivers.
◦During the third quarter of 2019, the Company consolidated sheer hosiery manufacturing within its global supply chain through the closure of its sheer hosiery facility in Canada.
◦During the fourth quarter of 2019, the Company began to execute on plans for the closure of its textile and sewing operations in Mexico and began to ramp down production and relocate the equipment at these facilities to its operations in Central America and the Caribbean Basin. Operations in Mexico ceased at the end of the first quarter of 2020.
•Another important element of the Company’s “Back to Basics” strategy was its strategic product line initiative aimed at simplifying its product portfolio and reducing complexity in its manufacturing and distribution activities. At the end of the fourth quarter of 2019, the Company decided to significantly reduce its imprintables product line SKU base by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands and recorded charges of $55 million in the fourth quarter of 2019 consisting primarily of inventory write-downs in connection with this initiative.

•On February 20, 2019, Gildan’s Board of Directors approved a 20% increase in the amount of the then current quarterly dividend and declared a cash dividend of $0.134 per Common Share payable each quarter of fiscal 2019.
•On February 20, 2019, the Company received approval from the TSX to renew its NCIB commencing on February 27, 2019 to purchase for cancellation up to 10,337,017 Common Shares, representing approximately 5% of the Company’s issued and outstanding Common Shares. As of February 14, 2019 (the reference date for the NCIB), the Company had 206,740,357 Common Shares issued and outstanding. The Company was authorized to make purchases under the NCIB until February 26, 2020 in accordance with the requirements of the TSX. During the twelve-month period ended February 13, 2020, the Company repurchased and cancelled a total of 8,251,026 Common Shares under the NCIB through the facilities of the TSX and the NYSE for a total of cost of $256.8 million.
Developments in Fiscal 2018
•The Company started to execute on elements of its “Back to Basics strategy” early in 2018 with the following actions:
◦Effective January 1, 2018, the Company implemented executive leadership changes and consolidated its organizational structure to better leverage its go-to-market strategy across its brand portfolio and drive greater operational efficiency across the organization. The Company combined its Printwear and Branded Apparel operating businesses into one consolidated divisional operating structure. Consequently, starting in fiscal 2018 the Company began reporting under one reportable business segment. As part of this organizational consolidation, we centralized marketing, merchandising, sales, and administrative functions and streamlined our distribution network.
◦In the third quarter of fiscal 2018, the Company closed a smaller sock facility in North Carolina, U.S., which was acquired as part of the acquisition of Peds Legwear Inc., and transitioned the production to its Rio Nance 4 sock facility in Honduras. During the fourth quarter of fiscal 2018, Gildan also began consolidating its sock operations in Honduras into one facility by integrating the majority of its sock production into its Rio Nance 4 facility. The Rio Nance 3 facility, previously the Company’s other sock facility, is now largely focusing on its garment dyeing operations. In the fourth quarter of fiscal 2018, the Company also decided to close the AKH textile facility in Honduras, which was acquired as part of the Anvil acquisition in 2012, operating in leased premises outside of the Company’s large manufacturing complex in Rio Nance. Textile production from AKH was transitioned to the Company’s new state-of-the art Rio Nance 6 textile facility which began operations towards the end of the second quarter of 2018.
•On February 21, 2018, Gildan’s Board of Directors approved a 20% increase in the amount of the then current quarterly dividend and declared a cash dividend of $0.112 per Common Share payable each quarter of fiscal 2018.
•On February 21, 2018, the Company received approval from the TSX to renew its NCIB commencing on February 27, 2018 to purchase for cancellation up to 10,960,391 Common Shares, representing approximately 5% of the Company’s issued and outstanding Common Shares. As of February 15, 2018 (the reference date for the NCIB), the Company had 219,207,838 Common Shares issued and outstanding. The Company was authorized to make purchases under the NCIB until February 26, 2019. On August 2, 2018, the Company received approval from the TSX to amend its NCIB in order to increase the maximum number of Common Shares that may be repurchased to 21,575,761 Common Shares, representing approximately 10% of the Company’s public float as at February 15, 2018. No other terms of the NCIB were amended. During the twelve-month period ended February 20, 2019, the Company repurchased and cancelled a total of 12,634,692 Common Shares under the NCIB through the facilities of the TSX and the NYSE for a total of cost of $367.5 million.

DESCRIPTION OF THE BUSINESS
Business Overview
Gildan is a leading vertically integrated manufacturer of everyday basic apparel, including activewear, underwear, and hosiery products. Our products are sold to wholesale distributors, screenprinters or embellishers in North America, Europe, Asia-Pacific and Latin America, as well as to retailers in North America, including mass merchants, department stores, national chains, specialty retailers, craft stores, and on-line retailers that sell directly to consumers through their physical stores and/or e-commerce platforms. We also manufacture products for global lifestyle brand companies who market these products under their own brands through their own retail establishments, e-commerce platforms, and/or to third-party retailers.
Manufacturing and operating as a socially responsible producer are at the heart of what we do. More than 90% of our sales are derived from products we manufacture ourselves. Since the Company’s formation, we have made significant capital investments in developing and operating our own large-scale, vertically integrated manufacturing facilities, including yarn production, textile and sock manufacturing, as well as sewing operations, controlling all aspects of the production process from start to finish for the garments we produce.
We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities, the level of vertical-integration of our supply chain and the above industry average capital investments that we have made over the years differentiate us from our competition who are not as vertically integrated and may rely more heavily on third-party suppliers. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production/delivery cycle times. In addition, running our own operations allows us to achieve adherence to high standards for environmental and social responsibility practices employed throughout our supply chain.
Strategy and Objectives
We execute our strategy by leveraging our competitive strengths, including our manufacturing excellence, our large-scale, low-cost vertically integrated supply chain, our reputation for leading sustainable and ethical practices, our strong brands and long-standing customer relationships, as well as the talent of our people.
“Back to Basics” strategy
Over the last three years, we have been executing on initiatives tied to our “Back to Basics” strategy to simplify our business and optimize operations by removing complexity that had built up into our business over the years from acquisitions and other actions. We started to execute on elements of this strategy early in 2018 when we realigned our organizational structure and consolidated our business segments into one front-end organization, streamlining administrative, marketing, and merchandising functions and consolidating certain warehouse distribution activities and have continued to execute on other optimization initiatives over the last two years. Key elements of our Back to Basics strategy include: i) simplifying our product portfolio and rationalizing less productive styles or SKUs; ii) driving manufacturing cost advantage and flexibility by enhancing and optimizing our production capabilities through the consolidation of higher-cost textile, sock, and sewing operations within our existing manufacturing base; and iii) optimizing our distribution network and infrastructure by leveraging our imprintables distributor network, including exiting ship-to-the-piece activities, as well as leveraging the distribution capabilities of our retail and e-commerce partners. The main objective of our Back to Basics strategy is to bring renewed focus on what we do best. The strategy is also focused on leveraging our core competencies to drive our four main strategic growth drivers, higher margins and higher return on net assets.
1. North American imprintable brands
Several trends in imprintables are contributing positively to overall growth prospects, including the arrival of online players offering custom printed products and making decorated apparel more accessible to consumers and small businesses. Furthermore, advancements in digital printing in terms of speed, affordability, and quality, as well as reduced barriers to entry as a result of lower set-up costs compared to traditional screenprinting, have created new opportunities for decorators and online players.
In the North American imprintables channel, the Company historically focused on the basics category of activewear products, manufactured primarily from open-end cotton yarn and tubular manufacturing production, and over the years gained significant share with the Gildan® brand becoming the leader in this category. By executing on elements of the Company’s Back to Basics strategy, including simplifying its SKU base, exiting-ship-to-the-piece business and focusing on leveraging its distributor network, the Company expects to be able to enhance service capabilities and further solidify its competitive positioning as it leverages its cost structure.
In more recent years, we have seen an acceleration of demand for softer and lighter fabrics, often referred to as fashion basics products, which are essentially basics products manufactured with higher quality ring-spun cotton yarns and/or blended yarn fibres, with some styles featuring more fitted silhouettes, side-seam stitching, and stretch attributes. Although we have historically focused on growing and maintaining our leadership in the basics category, over the last few years, we have positioned ourselves to compete and gain share in this growing category of imprintables. We invested in developing our own yarn-spinning manufacturing facilities, thereby securing our own cost-effective ring-spun yarn supply, and we have invested in textile manufacturing equipment geared towards some of our fashion basics products. We also developed and acquired brands which we believe are well positioned to drive growth in this category. These brands include Gildan® Softstyle®, Gildan® Hammer™, Anvil® by Gildan®, American Apparel®, and the Gildan Performance® brand featuring products with moisture wicking and anti-microbial properties. We also offer garment-dyed activewear products through our Comfort Colors® brand. With a comprehensive portfolio, covering a wide range of fabrications, weights, and styles at different price points, supported by cost-effective manufacturing operations, including yarn capabilities, we believe we are well positioned to drive market leadership in higher value ring-spun products, reinforce our core brands, and grow in under-penetrated categories.
2. Retail brands
Gildan’s retail brands, including Gildan®, American Apparel®, GoldToe®, Peds®, Secret® and related brand extensions, as well as Under Armour®, a licensed brand for socks, are well established within the retail channel, with presence in both brick and mortar stores and online platforms. E-commerce is increasingly gaining share in the retail industry and we recognize that there is opportunity to grow our brand presence online. We are targeting to grow the sales of our brands with retailers, focusing on customers with omni-channel presence. Under our Back to Basics strategy we are focusing on our core competencies, offering our customers large-scale reliable manufacturing for high quality products at attractive prices while we seek to leverage the reach and strength of our customers' sales platforms.
3. Private brands
In recent years, we have seen a resurgence of private label brands by traditional retailers trying to differentiate their offering and enhance profitability. While we continue to pursue sales growth with our own brands, in light of the rising trend of retailers shifting focus to proprietary private label brands, particularly mass merchants, we recognize our strong positioning to supply large retailers who are seeking low-cost, large-scale reliable manufacturers to support their private label programs. We intend to pursue private label programs aligned with our operational and financial criteria, including product and SKU complexity and size of program, and financial return targets, among other considerations. We have also developed strong relationships with and are targeting to grow our sales as a supply chain partner to select leading global athletic and lifestyle brands for which we manufacture products but against which our brands do not compete directly. These customers market their brands through their own retail stores, online, and/or in other retailer outlets. We believe we are well positioned to service global brands that are increasingly looking to source from manufacturers that meet rigorous quality and social compliance criteria and are strategically located in the Western Hemisphere. Additionally, the majority of our sales to global lifestyle brands is primarily derived from the sale of activewear products. In recent years, we have expanded to also selling sock products to one of our global brand customers.

We believe there is an opportunity to leverage our relationships with these customers to continue to grow our sales in activewear and expand into the other product categories we manufacture, such as socks and underwear.
4. International markets
We are pursuing further growth within the imprintables channels of international markets, focusing on Europe, Asia-Pacific, and Latin America, where we estimate the addressable market opportunity in aggregate to be large. We have plans to expand our manufacturing capacity in Bangladesh to support further penetration in these markets where our growth has been somewhat restricted by capacity availability. We believe the expansion of manufacturing capabilities in Bangladesh, with the development of a large multi-plant manufacturing complex, will enhance our positioning to service international markets and support other key sales growth drivers. The planned new capacity from Bangladesh is expected to allow us to fully service the European and Asian markets from Bangladesh and free up capacity in Central America, which is currently used to support some of our requirements for the European market. In expanding manufacturing capacity in support of driving international imprintables growth, we also intend to leverage the breadth of our core North American product line to further develop and broaden our international product offering and enhance the profitability mix of our international sales.
Operating Segment Reporting
Following an internal reorganization which took effect on January 1, 2018 and resulted in the consolidation of the Company’s divisional organizational structure, the Company manages its business on the basis of one reportable operating segment.
Our Operations
Brands, Products, and Customers
The products we manufacture and sell are marketed under our Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Prim + Preux®, GoldToe®, Anvil® by Gildan®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus®, Peds® and MediPeds®. Through a sock licensing agreement providing us exclusive distribution rights in the United States and Canada, we also sell socks under the Under Armour® brand. In addition, we manufacture for and supply products to select leading global athletic and lifestyle brands, as well as to certain retail customers who market these products under their own brands.
Our primary product categories include activewear tops and bottoms (activewear), socks (hosiery), and underwear. Some of our brands also extend to other categories such as intimates, sheer hosiery and shapewear, which are sourced through third-party suppliers.
We sell our activewear products primarily in “blank” or undecorated form, without imprints or embellishment. The majority of our activewear sales are currently derived from activewear sold to wholesale distributors in the imprintables channels in North America and internationally. These wholesale distributors then sell the blank garments to screenprinters/embellishers who decorate the products with designs and logos, and who in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. We also sell activewear products in blank form to various retailers, in addition to underwear and socks for men, ladies, and kids, as well as other hosiery products such as pantyhose and leggings. These retailers include mass merchants, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, dollar stores, and price clubs, all of which sell to consumers through their brick and mortar outlets and/or their e-commerce platforms. Additionally, we sell to pure-play online retailers who sell to consumers. We also manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel through their own retail establishments, e-commerce platforms, and/or to third-party retailers.

The following table summarizes our product offering under Company and licensed brands:

Primary product categories	Product-line details	Brands
Activewear	T-shirts, fleece tops and bottoms, and sport shirts	Gildan®, Gildan Performance®, Gildan® Hammer™, Comfort Colors®, American Apparel®, Anvil® by Gildan®, Alstyle®, Prim + Preux®, GoldToe®
Hosiery	athletic, dress, casual and workwear socks, liner socks, socks for therapeutic purposes(3), sheer panty hose(4), tights(4), and leggings(4)
Gildan®, Under Armour®(1), GoldToe®, PowerSox®, GT a GoldToe Brand®, Silver Toe®, Signature Gold by Goldtoe®, Peds®, MediPeds®, Kushyfoot®(2), Therapy Plus®, All Pro®, Secret®(2), Silks®(2), Secret Silky®, American Apparel®

Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Gildan Platinum®
Intimates	ladies' shapewear, intimates, and accessories	Secret®(2), Secret Silky®
(1) Under license agreement for socks only - with exclusive distribution rights in the U.S. and Canada.
(2) Kushyfoot® is a registered trademark in the U.S., Secret® and Silks® are registered trademarks in Canada.
(3) Applicable only to Therapy Plus® and MediPeds®.
(4) Applicable only to Secret®, Silks®, Secret Silky®, and Peds®.
Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. To a much lesser extent, we also use third-party contractors to supplement certain product requirements. Our vertically integrated operations range from start to finish of the garment production process and include capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean, and Bangladesh. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Central America, in Honduras.
In order to support further sales growth, continue to drive an efficient and competitive cost structure and enhance geographic diversification in our supply chain, we are expanding manufacturing capacity in some regions, while consolidating some of our higher-cost operations in other regions. Specifically, by the end of the first quarter of 2020, we had ramped down production and closed our textile and sewing operations in Mexico and started the process of relocating the equipment from these facilities to our operations within our global manufacturing network. Further, our plans include a significant expansion in manufacturing capacity in Bangladesh. In 2019, we purchased land, in close proximity to our existing facility in Bangladesh, which is intended to be used for the development of a large multi-plant manufacturing complex expected to house two large textile facilities and related sewing operations. The incremental capacity is expected to service international markets and support other key sales growth drivers. In light of the pandemic and its related impact on global economic activity, including our own business, we temporarily deferred non-critical capital investments during 2020 and delayed major spending towards manufacturing expansion, including the first phase of our Bangladesh project. The Company expects to resume plans for capital investment in this regard during 2021.

The following table provides a summary of our primary manufacturing operations by geographic area:

	United States	Central America	Caribbean Basin	Asia
Yarn-spinning facilities(1): conversion of cotton, polyester and other fibres into yarn	■ Clarkton, NC ■ Cedartown, GA ■ Salisbury, NC (2 facilities) ■ Mocksville, NC ■ Eden, NC
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities)	■ Dominican Republic	■ Bangladesh
Sewing facilities(2): assembly and sewing of cut goods		■ Honduras (3 facilities) ■ Nicaragua (3 facilities)	■ Dominican Republic (2 facilities)	■ Bangladesh
Garment-dyeing(3): pigment dyeing or reactive dyeing process		■ Honduras
Hosiery manufacturing facilities: conversion of yarn into finished socks		■ Honduras
(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in the U.S., to satisfy the remainder of our yarn needs.
(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, primarily in Haiti, and other regions in Central America, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, which involves a different dyeing process than how we typically dye the majority of our products at our textile facilities. Our garment dyeing operations are located in our Rio Nance 3 facility in Honduras.
Competitive Environment
The basic apparel market for our products is highly competitive and continuously evolving. Changing market dynamics, such as the growth of online shopping, declining store traffic trends, as well as retailer closures and consolidation, are intensifying competition. Competition is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. We compete on these factors by leveraging our competitive strengths, including our strategically located vertically integrated manufacturing supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe our manufacturing skill set, together with our large-scale, low-cost vertically-integrated supply chain infrastructure that we have developed and in which we have made significant capital investments over time, are key competitive strengths and differentiators from our competition.
We face competition from large and smaller U.S.-based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American-based manufacturers are Hanesbrands Inc., as well as Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc. which competes through its own brand offerings and those of its subsidiary, Russell Corporation. These companies manufacture out of some of the same geographies as Gildan and compete primarily within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Renfro Corporation, Jockey International, Inc., and Kayser Roth Corporation. In addition, we compete with smaller U.S.-based companies selling to or operating as wholesale distributors of imprintable activewear products, including Next Level Apparel, Color Image Apparel, Inc. (owner of the Bella + Canvas brand), and Delta Apparel Inc., as well as Central American and Mexican manufacturers that supply products in the imprintables channel. Competing brands also include various private label brands controlled and sold by many of our customers, including wholesale distributors within the imprintables channel and retailers. In recent years, we have seen an increase in private label offerings, particularly within the mass retail channel, replacing branded offerings. While private brands may compete against our own brands, the shift to private brand offerings by retailers is also presenting the Company with revenue-generating opportunities, as these retailers seek strategic suppliers with the type of manufacturing capabilities that we can provide to support their offerings.

Sales, Marketing, and Distribution
Our global sales and marketing office is located in Christ Church, Barbados, out of which we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and production planning, as well as inventory control and logistics. We also maintain sales support offices in the U.S. We have established extensive distribution operations primarily through internally managed and operated distribution centres. We distribute our products primarily out of large Company-operated U.S. distribution centres and smaller facilities in the U.S., as well as out of our Company-owned distribution facility in Honduras. To supplement some of our distribution needs, we also use third-party warehouses in North America, Europe, and Asia.
Customers
We sell our activewear, underwear, socks, hosiery, and legwear products to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms. In the imprintables channel we sell our products in over 60 countries across North America, Europe, the Asia-Pacific region and Latin America, primarily to wholesale distributors and to a lesser extent to large screenprinters or embellishers. Our products in the North American retail channel are sold to a broad spectrum of retailers, including mass merchants, department stores, national and regional chains, sports specialty stores, craft stores, food and drug retailers, dollar stores and price clubs. Consumers also buy our products online through e-commerce platforms, including pure-play online retailers and brick and mortar retail customers’ e-commerce platforms. For fiscal 2020, our sales totaled $1,981.3 million. In fiscal 2020, we sold our products in the United States, Canada and other international markets, which accounted for 85.7%, 3.8% and 10.5% of total sales, respectively. For a breakdown of our total sales by product group and geographic market for each of the last two financial years, reference is made to note 25 to the 2020 Annual Financial Statements, which note is incorporated herein by reference.
Our total customer base is composed of a relatively small number of significant customers. In fiscal 2020, our largest customer accounted for 13.1% of our total sales, and our top ten customers accounted for 56.5% of our total sales. Although we have long term ongoing relationships with many of our customers, our contracts with our customers do not require them to purchase a minimum quantity of our products. Instead, we assess their projected requirements and then plan our production accordingly.
Raw Materials
Cotton and polyester fibres are the main raw materials used in the manufacturing of our products. Cotton is used in the manufacturing of both 100% cotton yarns and blended yarns, while polyester is used in the manufacturing of both blended yarns and 100% polyester yarns. The cotton fibres used in the manufacturing of yarn in our internal yarn spinning facilities are typically purchased directly from cotton merchants for future delivery at pre-determined prices under contracts as deemed appropriate by management. Similarly, for the majority of the polyester fibres, pricing is negotiated directly with suppliers on an annual basis subject to the price variability of certain polyester components.
During fiscal 2020, most of our yarn requirements for the production of our product lines were met by our own six yarn-spinning facilities, which are located in Cedartown, GA, Clarkton, NC, Salisbury, NC, Eden, NC and Mocksville, NC, and by our long-term supply agreements with third-party suppliers. The yarn requirements for our Bangladesh operations are supplied by local and regional spinners. We expect that most of our yarn requirements will continue to be met by these sources.
The primary sources of energy consumed in our manufacturing facilities are (i) biomass, petroleum coke, bunker fuel and natural gas, which are used to generate steam required in the production process, and (ii) electricity, which is used to power production equipment and air conditioning. The bunker fuel used in our operations is supplied by local third-party suppliers, and the pricing is highly dependent on international market prices for bunker fuel. Natural gas is used in our operations in Bangladesh, and is obtained from local third-party suppliers.

The electricity requirements for our manufacturing complex in the Dominican Republic are provided by the local public electricity company. Our Rio Nance complex in Honduras transitioned during 2016 from the public grid to a long-term private contract which is now providing 100% of our electricity requirements. In both cases, electricity rates are variable and are largely related to underlying oil prices.
Biomass, derived from agricultural waste, is sourced from private third-party suppliers, and provides a major portion of the thermal energy (or steam) for our operations in both the Dominican Republic and Honduras. We anticipate that our biomass consumption needs will increase progressively over the next few years. We have been operating a biomass steam generation system in the Dominican Republic since 2010, which has contributed to the reduction of the energy costs associated with our textile production in the Dominican Republic. Similarly, we began operating a biomass steam generation facility in Honduras during 2010 and are currently operating three such facilities at the Rio Nance complex in Honduras to support both of our sock manufacturing facilities as well as the majority of the steam requirements for our textile operations. To optimize our energy use, we have installed absorption chillers that capture the thermal energy from the biomass steam to create cool water that drives many of our facilities’ air conditioning systems, effectively reducing our electricity consumption in Honduras since 2016 by almost 4.5 MW. The Company has implemented advanced technology to improve the steam production generated by our biomass to support additional textile capacity expansions as needed in the future.
Information Security Management
We work diligently to protect our management information systems and other information systems from data security breaches, including cybersecurity breaches. We also work to protect the data privacy of our employees, customers, business partners, vendors and other third parties. With dedicated information security and information risk teams comprised of full-time employees, complemented by third party partners, the Company uses a risk-based approach to mitigate information security risk and data privacy risk. This approach is aligned with industry best practices, including the NIST Cyber Security Framework.
We catalog and rank risks, identify opportunities to enhance policies, procedures and controls based on risks, review external events that may educate the Company on emerging risks, collaborate with outside organizations to exchange threat intelligence, and enlist third-party organizations to conduct independent security assessments. We revisit risk rankings as new risks are identified, as we enhance our policies, procedures and controls, as regulations, laws and best-practices change, and as new information systems are introduced. We provide security awareness training to our employees including continuous simulated phishing attacks. We secure funds for and deliver projects that better protect our information systems with new processes and technologies. We have preventative and detective systems in place that are constantly monitored by a specialized third-party partner. All those measures are aimed at allowing us to detect and investigate events that represent risks, and respond and recover as required. We have a digital forensics and incident response expert on retainer should these services be required. No material information security breaches or data privacy events have been detected in the past three years.
Information Security Risk Oversight
The Company’s Cyber Security Steering Committee (“CSSC”) is responsible for reviewing information security and information risk developments and approving related policies. The CSSC is comprised of a cross-functional group of senior leadership, chaired by our Chief Information Officer, and includes our Chief Financial and Administrative Officer, General Counsel, and other representatives from information technology, legal affairs, finance, physical security, risk management, internal audit, and human resources. The CSSC meets quarterly and as-needed. The CSSC reports major developments to the Company’s Compliance Steering Committee, which in turn provides quarterly updates to the Board’s Corporate Governance and Social Responsibility Committee.

Seasonality and Other Factors Affecting the Variability of Results and Financial Condition
Fiscal 2020 was an unprecedented year due to the effects of the COVID-19 pandemic that had a significant effect on global economies. Our results of operations for the year end January 3, 2021 were negatively impacted by the significant downturn in demand as a result of the COVID-19 pandemic, as explained in Section 3.0 of the 2020 Annual MD&A entitled “COVID-19-related impacts and Back to Basics initiatives” and in Subsection 5.5.1 of the 2020 Annual MD&A entitled “Seasonality and other factors affecting the variability of results and financial condition”, and consequently net sales, including factors affecting net sales such as product-mix and customer replenishment patterns, as well as the Company’s inventory levels and cash flow generation, did not follow historical patterns of seasonality.
Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal peak periods of demand, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.
Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.
Business acquisitions may affect the comparability of results. There have not been any business acquisitions during the last eight quarters. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. Subsection 5.4.5 entitled “Restructuring and acquisition-related costs” in the 2020 Annual MD&A contains a discussion of costs related to the Company’s restructuring actions and business acquisitions. The effect of asset write-downs, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. The Company incurred a net loss in the first quarter of fiscal 2020 due to charges relating to the impairment of its hosiery cash-generating unit (CGU) of $94 million and the impairment of trade accounts receivable of $21 million triggered by the impact of the pandemic. The Company also incurred a net loss in the second quarter of fiscal 2020, as sales volumes were significantly impacted by the meaningful demand downturn as a result of the impact of the COVID-19 pandemic, which resulted in negative point of sales (“POS”) for our products and prompted significant inventory destocking by distributors as they serviced demand and managed working capital needs by drawing down their inventory levels. We also reported negative gross margins in the second quarter of fiscal 2020 primarily as a result of Back to Basics-related charges, including the impact of a sales discount accrual of $25 million and various costs and charges relating to the economic impacts of the COVID-19 pandemic. These costs and charges included $86 million of unabsorbed fixed manufacturing costs while production facilities were idle or operating well below normal capacity levels, $61 million in inventory provisions and other asset impairments charges, and $25 million for the unwinding of excess commodity derivative hedges and cotton purchase commitments. Sales volumes and gross profits in the third quarter of fiscal 2020 continued to be down year-over-year due to the continuing economic impacts of the pandemic. In the fourth quarter of fiscal 2020, net sales were higher year-over-year, as the decline in POS in imprintable channels due to the COVID-related demand environment was more than offset by the benefit of the non-recurrence of distributor destocking that occurred in the fourth quarter of fiscal 2019. Net earnings in the fourth quarter of fiscal 2020 included inventory charges of $26 million in connection with our strategic product line initiative and $6 million for the discontinuance of PPE SKUs, compared to a $55 million inventory charge in the fourth quarter of fiscal 2019 for our strategic product line initiative. The fourth quarter results for fiscal 2020 also included an insurance gain of $9.6 million, as noted in footnote 3 to the “Adjusted net earnings and adjusted diluted EPS” table in Section 17.0 of the 2020 Annual MD&A.
Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the “Financial risk management” section of our 2020 Annual MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.
Trade Regulation
As a multinational corporation, we are affected by domestic tariffs, including the potential imposition of anti-dumping or countervailing duties on our raw materials and finished goods, international trade legislation, as well as bilateral and multilateral trade agreements and trade preference programs in the countries in which we operate, source, and sell products. In order to remain globally competitive, we have situated our manufacturing facilities in strategic locations to benefit from various free trade agreements and trade preference programs. Furthermore, management continuously monitors new developments and evaluates risks relating to duties, including anti-dumping and countervailing duties, tariffs, and trade restrictions that could impact our approach to global manufacturing and sourcing, and adjusts as needed.
The Company relies on a number of preferential trade programs which provide duty free access to the U.S. market for goods meeting specified rules of origin, including the Dominican Republic-Central America-United States Free Trade Agreement (CAFTA-DR), the Caribbean Basin Trade Partnership Act (CBTPA), the Haitian Hemispheric Opportunity through Partnership Encouragement Act (HOPE) and the U.S.-Mexico-Canada Agreement (USMCA), which replaced the North American Free Trade Agreement (NAFTA) in 2020. Collectively, these agreements strengthen U.S. economic relations and expand trade with Central America, the Dominican Republic, and Haiti, where we have substantial manufacturing operations and activities. The Company also relies on preferential trade arrangements to access the European Union, Canada, and other key markets. Changes to trade agreements or trade preference programs that the Company currently relies on may negatively impact our global competitive position. The likelihood that the agreements and preference programs around which we have built our manufacturing supply chain will be modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.
Customer Product Safety Regulation
We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, the Federal Hazardous Substances Act, the Flammable Fabrics Act, the Toxic Substances Control Act, and associated rules and regulations. Such laws provide for substantial penalties for non-compliance. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children's products, and for phthalate content in child care articles, including plasticized components of children's sleepwear. We are also subject to similar laws and regulations, and to additional warning and reporting requirements, in specific U.S. states in which we sell our products.
In Canada, we are subject to similar laws and regulations, including the Hazardous Products Act and the Canada Consumer Product Safety Act. In the European Union, we are also subject to the General Product Safety Directive and the Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH), which places responsibility on all manufacturers to identify and manage the risks that chemical substances may pose to human health and to the environment. We are also subject to similar laws and regulations in the other jurisdictions in which we sell our products.
Although we believe that we comply in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate, the extent of our liability and risk of business interruption, if any, due to failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined.
Intellectual Property
Trademarks, trade names, and domain names, as well as related logos, designs and graphics, provide substantial value in the development and marketing of the Company’s products and are important to our continued success. As a result of successive acquisitions over the past years, we now own a large portfolio of trademarks covering, among others, the Gildan®, GoldToe®, Anvil®, Secret®, Comfort Colors®, Peds®, Alstyle® and American Apparel® families of brands, with trademarks registered in Canada, in the U.S. and in many other countries where our products are manufactured and/or sold. In addition, we continue to expand registration of these marks internationally and we vigorously monitor and enforce the Company’s intellectual property against infringement and violations where and to the extent legal, feasible and appropriate.
We have an exclusive license for Under Armour® branded socks in the U.S. and Canada.
Genuine Responsibility®
The Company’s environmental, social and governance (“ESG”) program, launched more than 15 years ago, is deeply embedded within our overall corporate strategy and is recognized throughout the organization as a key driver of our business success. We remain committed to pursuing continuous improvement and the implementation of innovative and sustainable solutions that can reduce our environmental footprint and drive positive outcomes for all of our stakeholders.
Our Genuine Responsibility® strategy has been developed by focusing on the most material issues to our Company, with consideration to leveraging our strengths in support of the United Nation’s Sustainable Development Goals (“SDGs”). We have identified these issues through a formal materiality assessment which encompasses areas of concern to our stakeholders that are the most important for them and that have the greatest potential to impact our business. We believe we can best achieve these goals and deliver value for all stakeholders by focusing on Caring for our People, Conserving the Environment and Creating Stronger Communities.
Caring for our People: By owning our own facilities that produce our apparel, we are able to directly invest in the well-being, safety and development of our employees by creating safe and rewarding work environments that are in line with the highest international standards.
Conserving the Environment: Through investments in large-scale environmental innovations at our manufacturing facilities, we have implemented systems to maximize our use of natural resources, increase our access to renewable energy and treat our wastewater naturally.
Creating Stronger Communities: We contribute to our communities and strive to have a positive impact by helping them become stronger and more resilient through investments in local economic development, advancing access to education and promoting healthy and active lifestyles.

In 2020, Gildan was included in the Dow Jones Sustainability North American Index. This is the eighth consecutive year that Gildan has been included on the Dow Jones Sustainability Indices (“DJSI”). The DJSI tracks the financial performance of the leading sustainability-driven companies worldwide. These indices serve as benchmarks for investors who integrate ESG considerations into their investment philosophy. The annual DJSI review is based on the SAM Corporate Sustainability Assessment, a thorough analysis of corporate economic, environmental and social performance criteria. The analysis covers issues such as supply chain standards and labour practices, environmental policy/management systems, corporate governance and risk management.
In 2020, Gildan also ranked 32nd in the Wall Street Journal’s new world ranking of the Top 100 Most Sustainably Managed Companies. Gildan was one of only three Canadian companies to be included in the top 100 and ranked second among a total of three apparel companies included in this ranking. The Wall Street Journal’s inaugural ranking of the World’s Most Sustainably Managed Companies was produced based on a review of more than 5,500 publicly traded companies around the world that met data disclosure standards for demonstrating which programs, policies, and performance metrics they have in place for several key sustainability dimensions; including environment, human capital, social capital, and business model/innovation. The scores take on a far-reaching view of sustainability by assessing a company’s ability to create value over the long term. This assessment uses criteria considered most financially relevant as defined by the Sustainability Accounting Standards Board (“SASB”), a non-profit organization that works with companies and investors to create a framework for standardized reporting on sustainability.
Caring For Our People
We provide favourable working conditions for all our employees worldwide. All of Gildan’s operations are governed by the Company’s Code of Conduct, which we update from time to time to ensure that we continue to comply with local laws and the most current international standards. The Code of Conduct follows the International Labour Organization Conventions, the Fair Labor Association (“FLA”) standards, and the Worldwide Responsible Accredited Production (“WRAP”) guidelines, as well as best practices of leading organizations in the area of ESG.
We use internal and external monitoring programs in order to verify compliance not only with local labour laws, but with internationally-recognized labour standards as well as the Company’s Code of Conduct. Our social compliance monitoring is composed of both external third-party audits and internal monitoring audits. Internal audits are done on an unannounced basis while independent third-party monitors also regularly audit our plants, both on an announced and unannounced basis. During fiscal 2020, a total of 64 audits were performed in our facilities and in the facilities of our third-party contractors, close to 60% less audits when compared to 2019, with such decrease being due in large part to the travel restrictions and safety concerns related to the COVID-19 pandemic. 64% of these audits were carried out by internal auditors, and 36% were conducted by external auditors mandated by the FLA, Better Work, WRAP and our customers. On a regular basis, we reconcile the results of our internal audits with the external audits conducted at our facilities in order to ensure the completeness of our internal verifications.
Gildan has been a “Participating Company” in the FLA since 2003. The FLA is a multi-stakeholder organization that is internationally recognized and whose mission is to improve working conditions for employees worldwide. In 2007, Gildan became the first vertically-integrated apparel manufacturer to have its social compliance program accredited by the FLA. This accreditation was renewed in 2019 after the Company demonstrated that it has policies and practices in place to identify and remediate unfair labour practices in its global supply chain.
All of our sewing facilities, including our vertically integrated textile and sewing facility in Bangladesh, have been certified by WRAP, an independent, non-profit organization dedicated to the promotion and certification of lawful, humane and ethical manufacturing throughout the world. WRAP, through independent third-party verification, certifies facilities that comply with its code of conduct. In addition, our sewing facilities in Nicaragua, as well as our contractors’ facilities in Haiti, are members of the Better Work Programme, which is a comprehensive collaborative program between the United Nation’s International Labour Organization and the

International Finance Corporation designed to improve working conditions and respect of labour rights of workers, and boost the competitiveness of apparel businesses. All of our third-party sewing contractors are contractually required to follow prescribed employment policies as well as our Code of Conduct.
Conserving the Environment
Gildan operates within the guidelines and practices set forth in its Global Environment & Energy Policy and in its Restricted Substances Code of Practice. The purpose of our Environmental Management System is to reduce our environmental impact and to preserve the external natural resources the Company utilizes. Two primary areas of focus that are of top importance to our stakeholders and that are critical to our Company’s long-term operational success are operational water and wastewater management, and climate change. Innovative systems such as the biotop, a biological wastewater treatment system, and our biomass steam generation systems are some of the leading sustainable practices we have put in place. The Company monitors, controls and manages other environmental issues through policies which include, but are not limited to, recycling and the creation of measures for waste prevention, minimization and recovery and the treatment at all stages of the production cycle including the off-site disposal of any hazardous waste. While we have achieved great results to date, we remain committed to searching for and investing in new technologies in these areas.
We are subject to various federal, state and local environmental and occupational health and safety laws and regulations in the jurisdictions in which we operate, concerning, among other things, wastewater discharges, air emissions, storm water flows, and waste disposal. Our manufacturing facilities generate some quantities of waste, which are recycled, repurposed, or disposed of by licensed waste management companies, in cases of hazardous waste. Through our Global Environment & Energy Policy, Restricted Substances Code of Practice and Environmental Management System, we seek not only to comply with all applicable laws and regulations, but also to reduce our environmental footprint through an efficient use of our resources, landfill reduction and the prioritization of recycling. Although we believe that we are currently in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined.
Gildan has once again been included in the leadership band in CDP’s 2020 scores for corporate transparency and action on climate change. CDP (previously known as “Carbon Disclosure Project”) is a global non-profit organization that drives companies and governments to reduce their greenhouse gas emissions, safeguard water resources and protect forests. Companies scoring within CDP’s leadership band are recognized for their transparent and comprehensive disclosure of climate data, thorough awareness of climate risks, demonstration of strong governance and management of climate risks and demonstration of market-leading practices. Gildan received an A- in CDP’s 2020 scores.
In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. There can be no assurance that future changes in federal, state or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures, fines or penalties or result in a disruption to our supply chain that could have an adverse effect on our business.
Human Capital Management
At Gildan, we understand that our most important resource is our people. Our employees play an important role in our success, as do the investments we make in equipment, technology, and innovation. As such, we recognize our responsibility to provide them with rewarding, safe, and healthy work environments where they are empowered to succeed. We strive to foster a culture that will allow our employees to develop and perform to the best of their potential by providing them with the training and development opportunities they need. We also strive to create fair and equal opportunities for success amongst all of our employees while treating everyone with respect and dignity and providing valuable benefits tailored to community needs. Leaders at all levels of the organization are committed to respecting human rights and implementing best practices in health and safety, environmental welfare, and social responsibility, which is reflected in their day to day actions.
Employees. Gildan employs approximately 44,000 employees worldwide. The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. At the end of 2020, 47% of our total employee base was represented by labour organizations and in excess of 23,400 employees were covered under collective bargaining agreements.
Health and Safety. When it comes to our employees, our first responsibility is to provide them with safe and healthy work environments. Gildan’s accident and injury rates are significantly lower than the industry averages, which reflects strong collaboration with our employees who play an active role in creating a culture of safety. Over 80% of our facilities feature employee driven health and safety committees. We also invest in workplace infrastructure and continue to implement comprehensive monitoring and management processes. Our commitments also include making contributions towards promoting health and wellness amongst our employees. At all of our manufacturing facilities in Latin America and Bangladesh, we provide free onsite medical clinics and primary care, and we also run a variety of health awareness campaigns alongside a comprehensive ergonomics program focused on mitigating the development of musculoskeletal disorders.
Diversity and Inclusion. Inclusiveness is part of Gildan’s culture and is an important element of our success. We strive to foster a culture that embraces the diversity of our employees, our business, and our communities, where each individual is valued and has the opportunity to reach his or her full potential and contribute to the Company’s success. These principles are embodied in our Diversity and Inclusion Policy, which applies to every level of the organization. The Company’s commitment to diversity and inclusion begins at the top: our Board of Directors has its own Diversity Policy, and since it was adopted in November 2015, the percentage of women on our Board of Directors has increased from 22% to 30%. We strongly believe that every employee must be treated with respect and dignity by the Company and by their colleagues, and that supporting a diverse workplace is a business imperative that helps Gildan attract and retain the brightest and most talented individuals. Our diversity and inclusion strategy encompasses three key areas:
•Talent Acquisition: Attract and engage a diverse pool of candidates with a particular focus on female leaders and local talent.
•Employee Development: Maintain and enhance an inclusive culture across the Company through training, development, succession planning, talent management, and mentorship of diverse top internal talent.
•Strategic Partnerships: Establish partnerships based on targeted needs, including with professional organizations that promote diversity and inclusion, universities, and other partners that support the socio-economic development of diverse communities.
Training and Development. We believe that continuous development and learning is essential to empower our employees for growth and future opportunities within the Company, as well as for growing the Company itself. We invest in training and development programs that help our employees expand their technical, professional, and interpersonal skills, beginning with induction training soon after their first day of work. As part of this training, employees are introduced to the Company, its principles, policies and procedures, their new work environment and role, and their rights and obligations. All of our employees are introduced to our Code of Ethics, Code of Conduct, and other codes and policies. At the majority of our locations, we provide in-house training sessions on both technical skills and human development subjects, such as business knowledge, finance, leadership skills, and competency development. We also provide tools and resources, such as books, articles, videos, podcasts, and self-assessments, that aim to develop our employees’ competencies globally. At some of our locations, we provide language courses to employees who are required to communicate in French, English, or Spanish during the course of their duties. Individual employee training needs are assessed through our formal performance management program. Through this process, employees and their managers can identify competencies for improvement and register for or request training in particular areas.
Employee Engagement. We define an engaged workforce as one where employees feel passionate about their jobs and are emotionally connected and committed to Gildan. Employee engagement is an important pillar of our human resources strategy, and it is an element we aim to continuously measure and improve. We seek to drive employee engagement through a culture of empowerment and recognition that will foster an attractive, positive, and adaptable work environment. Strong relationships with our employees start with open and transparent two-way communication, where we can listen to and act upon their feedback. We have worker-management committees and/ or roundtables in most of our facilities, which allow employees to share their opinions and contribute to the management of various workplace issues, including health and wellness, workplace safety, environment stewardship, and more. We also offer options for employees and other stakeholders to report issues or concerns anonymously without fear of reprisal, either by submitting written comments in suggestion boxes at our facilities, or through our Ethics and Compliance Hotline, which is administered by an independent third-party and is available to all employees, suppliers, and other external stakeholders in multiple languages. Finally, we conduct comprehensive global employee engagement surveys every few years, supplemented by smaller periodic pulse surveys, which allow us to measure engagement, assess progress made, and address any areas of opportunity.
Wages and Benefits. Investing in our people is a cornerstone of our success, and we want to reward our employees’ contributions by providing them with benefits that create value for them, both professionally and personally. We believe that employees have the right to a fair wage for a regular work week that covers basic needs and provides some level of discretionary income. Providing a fair wage is fundamental, but in many of the communities where we operate, it is not enough. We recognize our responsibility to contribute to a higher standard of living for our employees by offering benefits, such as free onsite medical clinics, vaccination and medicine programs, parental leave, financial assistance, subsidized meals, and free transportation. For some locations, salaried administrative employees are allowed flexible working schedules where operations permit and with agreement from managers. In addition, our emotional and financial wellness programs for families, such as our Saving Our Family program, offer employees support in all areas of their life, including support for making the most of their non-working time.
More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildancorp.com and www.genuineresponsibility.com, respectively.
Risk Factors
Please see the “Financial Risk Management”, “Critical Accounting Estimates and Judgments”, and the “Risks and Uncertainties” sections of our 2020 Annual MD&A beginning on page 31, page 38 and page 43, respectively, which are incorporated herein by reference.
DIVIDEND POLICY
In December 2010, the Company announced the adoption of a dividend policy which aims to declare and pay cash dividends on a quarterly basis. In April 2020, given the severity of the economic environment resulting from the COVID-19 pandemic, the Company suspended its quarterly cash dividend.
As part of the Company’s capital allocation framework, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows for working capital requirements, capital expenditures, debt repayment obligations, capital requirements, the macro-economic environment, and present and/or future regulatory and legal restrictions. In addition, in June 2020, given the rapidly changing environment and level of uncertainty being created by the COVID-19 pandemic and the associated impact on current and future earnings, the Company amended its various loans and note agreements in order to modify its covenants and to provide increased financial flexibility. During the covenant relief period beginning March 30, 2020 and ending April 4, 2021, dividends are not permitted except during the fiscal quarters ending January 3, 2021 and April 4, 2021, if the Total Net Debt to EBITDA Ratio is less than 3.00 to 1.00. There can be no assurance as to the declaration of future quarterly cash dividends.
For each of the three most recently completed financial years, the Company declared and paid dividends on its Common Shares as follows:

Date of Dividend Declaration	Amount of Dividend per Common Share
February 22, 2018	$0.1120
May 2, 2018	$0.1120
August 2, 2018	$0.1120
November 1, 2018	$0.1120
February 21, 2019	$0.1340
May 1, 2019	$0.1340
August 1, 2019	$0.1340
October 31, 2019	$0.1340
February 20, 2020	$0.1540

CAPITAL STRUCTURE
The following is a description of the material terms of our Common Shares, our First Preferred shares and our Second Preferred shares, as set forth in the Articles of the Company. Our authorized share capital consists of an unlimited number of Common Shares, of which 198,422,935 were issued and outstanding as of February 19, 2021, and an unlimited number of First Preferred shares and Second Preferred shares, each issuable in series, none of which are issued and outstanding.
First Preferred Shares
Issuance in Series
The First Preferred shares are issuable in series and the Board of Directors has the right, from time to time, to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the First Preferred shares of each series, subject to the limitations, if any, set out in the Articles of the Company.
Rank
The First Preferred shares rank senior to the Second Preferred shares and to the Common Shares with respect to the payment of dividends, return of capital and the distribution of assets in the event of the liquidation, dissolution or winding‑up of Gildan. The First Preferred shares in each series rank equally with the First Preferred shares of any other series.
Voting Rights
Unless the Articles otherwise provide with respect to any series of the First Preferred shares, the holders of the First Preferred shares are not entitled to receive any notice of or attend any meeting of the shareholders of Gildan and are not entitled to vote at any such meeting.
Second Preferred Shares
Issuance in Series
The Second Preferred shares are issuable in series and the Board of Directors has the right, from time to time, to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the Second Preferred shares of each series subject to the limitations, if any, set out in the Articles of the Company.

Rank
The Second Preferred shares are subject and subordinate to the rights, privileges, restrictions and conditions attaching to the First Preferred shares. The Second Preferred shares rank senior to the Common Shares with respect to payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of Gildan. The Second Preferred shares in each series rank equally with the Second Preferred shares of any other series.
Voting Rights
Unless the Articles otherwise provide with respect to any series of the Second Preferred shares, the holders of the Second Preferred shares are not entitled to receive any notice of or attend any meeting of the shareholders of Gildan and are not entitled to vote at any such meeting.
Common Shares
Following the conversion of all of the Company’s Class B Multiple Voting shares into Class A Subordinate Voting shares, the Company’s shareholders approved a special resolution on February 2, 2005 to amend the Company’s Articles in order to change each of the issued and outstanding Class A Subordinate Voting shares into Common Shares, on a one-for-one basis, and to remove the Class B Multiple Voting shares and the Class A Subordinate Voting shares.
The Common Shares are subject and subordinate to the rights, privileges, restrictions and conditions attaching to the First Preferred shares and the Second Preferred shares. Each holder of Common Shares shall have the right to receive any dividend declared by the Company and the right to receive the remaining property and assets of the Company on dissolution.
Each holder of Common Shares is entitled to receive notice of and to attend all meetings of shareholders of the Company, except meetings at which only holders of another particular class or series shall have the right to vote. Each Common Share entitles the holder thereof to one vote.

MARKET FOR SECURITIES
The Common Shares are listed on the NYSE and the TSX under the symbol “GIL”. The Class A Subordinate Voting shares (now the Common Shares), which were issued at an offering price of $0.44 (Cdn$0.64), on a post-split basis, began trading on the TSX, the Montreal Exchange (the “ME”) and the American Stock Exchange (the “AMEX”) on June 17, 1998. Prior to that date, there was no public market for the Class A Subordinate Voting shares. We delisted such shares from the AMEX on August 31, 1999. On September 1, 1999, the Class A Subordinate Voting shares (now the Common Shares) commenced trading on the NYSE. As a result of a restructuring of Canada’s stock exchanges, which took effect on December 7, 1999, the Class A Subordinate Voting shares (now the Common Shares) are no longer listed on the ME.
The table below shows the monthly price range per Common Share and the trading volume of the Common Shares for the fiscal year ended January 3, 2021 on the TSX (in Cdn$) and on the NYSE (in US$).

COMMON SHARES
Toronto Stock Exchange (TSX)(1)				New York Stock Exchange (NYSE)(2)
Month	High (Cdn$)	Low (Cdn$)	Trading Volume	Month	High	Low	Trading Volume
December(3)	38.69	38.06	514,330	December(3)	29.75	29.52	440,759
January	39.82	36.48	8,230,625	January	30.28	27.58	4,769,265
February	38.83	32.12	13,683,536	February	29.19	23.97	4,013,905
March	33.44	13.64	32,593,375	March	25.06	9.45	9,520,651
April	23.49	16.68	18,662,661	April	16.89	11.78	6,347,311
May	20.46	16.91	19,298,527	May	14.87	11.96	5,095,766
June	24.58	18.98	16,189,596	June	18.39	13.89	4,551,399
July	24.37	19.29	9,980,319	July	18.28	14.26	3,386,271
August	27.36	23.53	8,765,870	August	20.75	17.40	2,685,792
September	27.55	25.09	8,970,953	September	21.01	18.93	3,135,397
October	31.19	26.22	13,514,817	October	23.26	19.75	4,950,097
November	34.98	27.05	10,405,936	November	26.94	20.75	3,816,362
December	36.92	33.96	10,481,924	December	28.68	26.20	2,280,436
(1) The trading volumes do not reflect any trades done on alternative trading systems and only represent approximately 63% of all trades executed in Canada (approximately 270 million Common Shares).
(2) The trading volumes do not reflect any trades done on alternative trading systems and only represent approximately 24% of all trades executed in United States (approximately 225 million Common Shares).
(3) December 30, 2019 represents the first trading day of fiscal 2020.

DIRECTORS AND OFFICERS
Directors
Listed below is certain information about the directors of Gildan in office as of the date hereof. The directors have served in their respective capacities since their election and/or appointment and will continue to serve until the next annual meeting of shareholders or until a successor is duly elected.

Name and Municipality of Residence	Principal Occupation	Director Since
Glenn J. Chamandy Westmount, Québec, Canada	President and Chief Executive Officer of the Company	May 1984
Donald C. Berg(4) Lakewood Ranch, Florida, United States	President of DCB Advisory Services (consulting services to food and beverage companies)	February 2015
Maryse Bertrand(1)(2) Westmount, Québec, Canada	Corporate Director	May 2018
Marc Caira(1)(2) Toronto, Ontario, Canada	Corporate Director	May 2018
Shirley E. Cunningham(1)(3) Estero, Florida, United States	Corporate Director	February 2017
Russell Goodman(1)(3) Mont Tremblant, Québec, Canada	Corporate Director	December 2010
Charles Herington(2)(3) Miami, Florida, United States	Chief Operating Officer, Vice-Chairman and President of Global Operations at Zumba Fitness LCC (worldwide provider of dance fitness classes)	May 2018
Luc Jobin(1)(3) Montreal, Québec, Canada	Corporate Director	February 2020
Craig Leavitt(1)(3) Red Hook, New York, United States	Corporate Director	May 2018
Anne Martin-Vachon(2)(3) Trois-Rivières, Québec, Canada	Chief Retail Officer of Rogers Communications Inc. (a Canadian technology and media company)	February 2015
(1)    Member of the Audit and Finance Committee.
(2)    Member of the Corporate Governance and Social Responsibility Committee.
(3)    Member of the Compensation and Human Resources Committee.
(4)    Chair of the Board.
Glenn J. Chamandy is one of the founders of the Company and has devoted his entire career to building Gildan into an industry leader. Mr. Chamandy has been involved in various textile and apparel businesses for over thirty years. Prior to his appointment as President and Chief Executive Officer in 2004, the position which he currently holds, Mr. Chamandy served as a Co-Chief Executive Officer and Chief Operating Officer of Gildan.
Donald C. Berg is President of DCB Advisory Services, providing consulting services to food and beverage companies ranging from multi-national conglomerates to start-up companies. Mr. Berg retired in April 2014 as Executive Vice President, Chief Financial Officer at Brown-Forman Corporation, a U.S.-based producer and marketer of fine quality beverage alcohol brands and one of the largest companies in the global wine and spirits industry. Mr. Berg’s career at Brown-Forman Corporation spanned over 25 years, where he held various executive positions including as President of its Advancing Markets Group, President of Brown-Forman Spirits Americas, the company’s largest operating group, head of its corporate development and strategy functions, and director of its mergers and acquisitions group. Prior to joining Brown-Forman, Mr. Berg has held a wide variety of finance, sales and marketing roles with respected national and international firms after beginning his career as a certified public accountant with Ernst & Whinney. Mr. Berg is also a member of the Board of Directors of Meredith Corporation, a publicly-held media and marketing company, where he is also Chair of the Audit and Finance Committee. In addition, he is a member of the Board of Beam Suntory International, the third largest global spirits company wholly owned by Tokyo-based Suntory Holdings Group. Mr. Berg holds a Master of Business Administration from the Wharton School of Business and earned his Bachelor of Arts Degree in accounting and business administration from Augustana College in Illinois.
Maryse Bertrand has had a career in law and business spanning over 35 years. Ms. Bertrand is currently an advisor in corporate governance and risk management and is a corporate director. Ms. Bertrand is a member of the Board of Directors of National Bank of Canada, Canada’s sixth largest retail and commercial bank, of PSP Investments, one of Canada’s largest pension investment managers, and of Metro Inc., a leader in the grocery and pharmaceutical distribution sectors in Canada, where she chairs the Corporate Governance and Nominating Committee. From 2016 to 2017, she was Strategic Advisor and Counsel to Borden Ladner Gervais LLP, in matters of risk and governance. From 2009 to 2015, she was Vice-President, Real Estate Services, Legal Services and General Counsel at CBC/Radio-Canada, Canada’s public broadcaster, where she also chaired the National Crisis Management Committee and the Board of Directors of ArTV, a specialty channel. Prior to 2009, Ms. Bertrand was a partner of Davies Ward Phillips and Vineberg LLP, where she specialized in M&A and corporate finance, and served on the firm’s National Management Committee. Ms. Bertrand also chairs the Board of the Institute of Corporate Directors (Québec Chapter), and is a Vice-Chair of the Board of Governors of McGill University. She was named as Advocatus emeritus (Ad. E.) in 2007 by the Québec Bar in recognition of her exceptional contribution to the legal profession. Ms. Bertrand holds a law degree from McGill University (with High Distinction) and a Master's in Risk Management from New York University, Stern School of Business.
Marc Caira has had a career as a business leader that spans over 40 years. Mr. Caira currently serves on the Board of Directors of Minto Group, a private real estate developer, as well as the Toronto General & Western Hospital Foundation. Mr. Caira retired in 2020 from his role as the Vice-Chairman of the Board of Directors of Restaurant Brands International Inc., a multinational quick service restaurant company, a position he had held since 2014. Prior to that, Mr. Caira has held several senior executive positions, including as President and Chief Executive Officer of Tim Hortons Inc., a multinational fast food restaurant, as a member of the Executive Board of Nestlé S.A. in Switzerland, a transnational food and beverage company, as Chief Executive Officer of Nestlé Professional, as President and Chief Executive Officer of Parmalat North America, and as President, Food Services and Nescafé Beverages for Nestlé Canada. Mr. Caira holds an Advanced Diploma in Marketing Management from Seneca College, Toronto and is a graduate of the Director Program at The International Institute for Management Development, Lausanne, Switzerland.
Shirley E. Cunningham has had a career in information technology and business management spanning over 25 years. Ms. Cunningham retired in 2018 from her position as Executive Vice-President and Chief Operating Officer, Ag Business and Enterprise Strategy, for CHS Inc., a global energy, grains and foods company. Prior to joining CHS Inc. in 2013, Ms. Cunningham was the Chief Information Officer for Monsanto Company, a global agriculture company. Ms. Cunningham currently serves on the Board of Directors of Kemira Oyj, a Finnish-based global chemicals company providing innovative and sustainable solutions for improving water, energy and raw material efficiencies. She received a Master’s Degree in Business Administration from Washington University in St. Louis.
Russell Goodman is a corporate director of public, private and not-for-profit companies. In addition to Gildan, he currently serves on the Board of Directors of Metro Inc., a leader in grocery and pharmaceutical distribution in Canada, where he is Chair of the Audit Committee and a member of the Corporate Governance and Nominating Committee, and the Board of Directors of Northland Power Inc., a leading global independent power producer, where he is Lead Independent Director, Chair of the Audit Committee and a member of the Compensation Committee. Mr. Goodman is also Chairman of the Independent Review Committee of IG Wealth Management Funds, which comprise mutual funds, ETFs and other wealth management solutions managed by entities within the Power Corporation group of companies. Mr. Goodman spent his business career at PricewaterhouseCoopers LLP until his retirement in 2011. From 1998 to 2011, he was the Managing Partner of various business units across Canada and the Americas and also held global leadership roles in the services and transportation industry sectors. Mr. Goodman is a Fellow Chartered Professional Accountant and a holder of the ICD.D designation from the Institute of Corporate Directors. He completed a Bachelor of Commerce Degree from McGill University, is a recipient of the Governor General of Canada’s Sovereign’s Medal for Volunteers, and is a member of the Canadian Ski Hall of Fame.
Charles M. Herington is the Chief Operating Officer, Vice-Chairman and President of Global Operations at Zumba Fitness LLC, a worldwide provider of dance fitness classes. Mr. Herington sits on the Board of Directors of Molson Coors Beverage Company, a multinational drink and brewing company. Mr Herington is also a member of the boards of the following privately held companies: Quirch Foods, where he acts as Chairman; HyCite Enterprises; Accupac; and Klox Technologies. From 2006 to 2012, Mr. Herington served as Executive Vice-President of Developing and Emerging Markets Group at Avon Products Inc. Prior to that, he was President and Chief Executive Officer of America Online (AOLA) Latin America, and before that Division President at Pepsico Restaurants Latin America. Mr. Herington began his career in brand management at The Procter & Gamble Company. Mr. Herington received a Chemical Engineering Degree from Instituto Tecnológico y de Estudios Superiores de Monterrey.
Luc Jobin has had a career as a business leader in Canada spanning over 30 years. Mr. Jobin retired from Canadian National Railway Company, a leading North American transportation and logistics company, where he served as President and Chief Executive Officer from 2016 to 2018 and as Executive Vice-President and Chief Financial Officer from 2009 to 2016. Prior to that, Mr. Jobin was Executive Vice-President of Power Corporation of Canada, a Canadian multinational diversified management and holding company with interests in the financial services, asset management, sustainable and renewable energy, and other business sectors. Previously, Mr. Jobin was Chief Executive Officer of Imperial Tobacco Canada, a subsidiary of British American Tobacco p.l.c., a multinational cigarette and tobacco manufacturing company, as well as Executive Vice-President and Chief Financial Officer. Mr. Jobin currently serves on the Board of Directors of British American Tobacco p.l.c., where he has been appointed Chairman Designate and will serve as Chairman of the Board effective in April 2021. Mr. Jobin also serves on the Board of Directors of Hydro-Québec, a public utility company that manages the generation, transmission and distribution of electricity in Québec. Mr. Jobin is a Chartered Professional Accountant and he received a Graduate Diploma in Public Accounting from McGill University as well as a Bachelor of Science Degree from Nova Southeastern University.
Craig A. Leavitt has had a career as a business leader in the retail sector that spans over 30 years. Mr. Leavitt most recently served as Chief Executive Officer of Kate Spade & Company, a designer and marketer of fashion accessories and apparel, from 2014 to 2017, where he oversaw all aspects of the Kate Spade New York and Jack Spade businesses and was a member of Kate Spade’s Board of Directors. He first joined Kate Spade in 2008 as Co-President and Chief Operating Officer and was named Chief Executive Officer in 2010. Mr. Leavitt led the successful $2.4 billion divestiture of Kate Spade & Company to Coach, Inc. in 2017 and integrated his team into the new company. Previously, Mr. Leavitt was President of Global Retail at Link Theory Holdings, a company that manufactures and sells contemporary clothing and accessories for men and women. At Link Theory Holdings, Mr. Leavitt was responsible for merchandising, operations, planning, allocation and real estate for the Theory and Helmut Lang retail businesses. He also spent several years at Diesel, an Italian retail clothing company, where he was most recently Executive Vice-President of Sales and Retail, and he spent 16 years at Polo Ralph Lauren, known for its clothing, marketing and distribution of products in apparel, home accessories and fragrances, where he held positions of increasing responsibility, including Executive Vice-President of Retail Concepts. Mr. Leavitt serves on the Boards of Directors of Build-A-Bear Workshop Inc., a global, interactive retail destination for creating customizable stuffed animals, where he is Non-Executive Chair, and Crate & Barrel, an industry-leading home furnishings specialty retailer. Mr. Leavitt holds a Bachelor of Arts Degree from Franklin & Marshall College.
Anne Martin-Vachon became the Chief Retail Officer for Rogers Communications Inc. in September 2019. Prior to that Ms. Martin-Vachon served as President of Today's Shopping Choice, a division of Rogers Media, for over three years. Before joining Rogers, Ms. Martin-Vachon held various executive positions in the consumer packaged goods and retail industry, including Chief Merchandising, Planning and Programming Officer at HSN, Inc., a leading interactive multi-channel entertainment and lifestyle retailer; Chief Marketing Officer at Nordstrom, Inc., a leading fashion specialty retailer operating 293 stores in 38 U.S. states; Chief Executive Officer at Lise Watier Cosmétiques, Inc., a Canadian-based beauty and skincare company; and Chief Marketing Officer at

Bath & Body Works, LLC, which operates retail stores for personal care products. Ms. Martin-Vachon began her career at The Procter & Gamble Company, a multinational consumer goods corporation, where she spent more than 20 years in a variety of leadership positions across the company's portfolio of beauty, personal care and household brands. Ms. Martin-Vachon holds a Master of Business Administration from McGill University and earned a Bachelor of Arts Degree in business administration at the University of Québec in Trois-Rivières.
Officers
Listed below is certain information about the executive officers of Gildan in office as of the date hereof.

Name and Municipality of Residence	Position Held Within the Company and Principal Occupation
Glenn J. Chamandy(1) Westmount, Québec, Canada	President, Chief Executive Officer and Director
Rhodri J. Harries(1) Westmount, Québec, Canada	Executive Vice‑President, Chief Financial and Administrative Officer
Michael R. Hoffman St. Peter, Barbados	President, Sales, Marketing and Distribution
Benito A. Masi Panama City, Panama	President, Manufacturing
Chuck J. Ward Hickory, North Carolina, United States	Senior Vice-President, North America
(1) Officer of the Company.
Glenn J. Chamandy is one of the founders of the Company and has devoted his entire career to building Gildan into an industry leader. Mr. Chamandy has been involved in various textile and apparel businesses for over thirty years. Prior to his appointment as President and Chief Executive Officer in 2004, the position which he currently holds, Mr. Chamandy served as a Co-Chief Executive Officer and Chief Operating Officer of Gildan.
Rhodri J. Harries joined Gildan in August 2015 as Executive Vice-President, Chief Financial and Administrative Officer. Prior to joining Gildan, Mr. Harries served as the Chief Financial Officer of Rio Tinto Alcan since 2014, where previously he held the position of Chief Commercial Officer from 2009 to 2013. Mr. Harries joined Alcan in Montréal in 2004 as the Vice President and Corporate Treasurer and remained with the company following its acquisition by Rio Tinto in 2007. Prior to joining Alcan, Mr. Harries spent 15 years in North America, Asia and Europe with General Motors, where he held successive positions of increasing responsibility in finance and business development. He is accountable for the Company’s financial management as well as overseeing human resources, corporate development and corporate affairs, information technology, legal affairs and corporate communications. Effective March 1, 2021, Arun Bajaj will assume responsibility for human resources and legal affairs.
Michael R. Hoffman joined Gildan in October 1997. He served as Vice-President, Sales and Marketing for the international division until his appointment as President of Printwear in February 2001. Mr. Hoffman has over 30 years of experience in apparel sales and marketing. He provides strategic direction and leadership for the Company’s sales and marketing groups. As announced in February 2018, in conjunction with the consolidation of the Printwear and Branded Apparel operating segments, Mr. Hoffman was appointed President, Sales, Marketing and Distribution, overseeing all of the Company’s sales, marketing and distribution operations. As announced on February 25, 2021, Mr. Hoffman will be retiring from Gildan effective February 28, 2021.
Benito A. Masi has been involved in apparel manufacturing in North America for over 30 years. He joined Gildan in 1986, and since then has held various positions in the Company. He was appointed Vice-President, Apparel Manufacturing in February 2001. In August 2004, he was appointed Executive Vice-President, Apparel Manufacturing and his title was changed to Executive Vice-President, Manufacturing in January 2005. In conjunction with the consolidation of the Printwear and Branded Apparel operating segments, Mr. Masi’s title has been changed to President, Manufacturing. Mr. Masi is responsible for the strategic and operational performance of the Company’s worldwide manufacturing facilities and supply chain.
Chuck J. Ward joined Gildan in April 2011 as part of the acquisition of GoldToe Moretz Holdings Corp., where he had served as the Executive Vice President and Chief Financial Officer. Upon joining Gildan, Mr. Ward served as

Vice President, Integration leading the integration of GoldToe into Gildan. In 2012, Mr. Ward was appointed to the position of Senior Vice President, Yarn Spinning and has been responsible for leading the strategic development and operations of Gildan’s yarn spinning facilities. He serves as an active member of the Cotton Board. In August 2020, Mr. Ward was appointed to the position of Senior Vice-President, North America and, effective March 1, 2021, Mr. Ward will be promoted to President, Sales, Marketing and Distribution following the retirement of Michael R. Hoffman.
As at February 19, 2021, the executive officers and directors of the Company as a group beneficially own 3,852,513 Common Shares, which represents 1.94% of the voting rights attached to all Common Shares.
AUDIT AND FINANCE COMMITTEE DISCLOSURE
Mandate of the Audit and Finance Committee
The mandate of the Audit and Finance Committee is included herewith as Appendix A.
Composition of the Audit and Finance Committee
The Audit and Finance Committee is composed of six independent and financially literate directors, as such terms are defined under Canadian and U.S. securities laws and regulations, and in accordance with the NYSE Corporate Governance Standards. Their education and experience relevant to the performance of their responsibilities as members of the Audit and Finance Committee are as follows:
Maryse Bertrand – Ms. Bertrand has had a career in law and business spanning over 35 years. Ms. Bertrand is currently an advisor in corporate governance and risk management and is a corporate director. Ms. Bertrand is a member of the Board of Directors of National Bank of Canada, Canada’s sixth largest retail and commercial bank, of PSP Investments, one of Canada’s largest pension investment managers, and of Metro Inc., a leader in the grocery and pharmaceutical distribution sectors in Canada. She is also a member of the Audit Committees of National Bank of Canada and Metro Inc. Ms. Bertrand holds a law degree from McGill University (with High Distinction) and a Masters in Risk Management from New York University, Stern School of Business.
Marc Caira – Mr. Caira has had a career as a business leader that spans over 40 years. Until his retirement in 2020, Mr. Caira served as the Vice-Chairman of the Board of Directors of Restaurant Brands International Inc., a multinational quick service restaurant company. He also serves on the Board of Directors of Minto Group, a private real estate developer. Prior to that, Mr. Caira has held several senior executive positions, including as President and Chief Executive Officer of Tim Hortons Inc., a multinational fast food restaurant, as a member of the Executive Board of Nestlé S.A. in Switzerland, a transnational food and beverage company, as Chief Executive Officer of Nestlé Professional, as President and Chief Executive Officer of Parmalat North America, and as President, Food Services and Nescafé Beverages for Nestlé Canada. Mr. Caira holds an Advanced Diploma in Marketing Management from Seneca College, Toronto and is a graduate of the Director Program at The International Institute for Management Development, Lausanne, Switzerland.
Shirley E. Cunningham – Ms. Cunningham has had a career in information technology and business management spanning over 25 years. Ms. Cunningham retired in 2018 from her position as Executive Vice-President and Chief Operating Officer, Ag Business and Enterprise Strategy, for CHS Inc., a global energy, grains and foods company. Ms. Cunningham currently serves on the Board of Directors of Kemira Oyj, a Finnish-based global chemicals company providing innovative and sustainable solutions for improving water, energy and raw material efficiencies. She received a Master’s Degree in Business Administration from Washington University in St. Louis. As Chair of Gildan’s Compensation and Human Resources Committee, Ms. Cunningham is required to sit on the Audit and Finance Committee.
Russell Goodman – Mr. Goodman is the Chair of the Audit and Finance Committee. He is a corporate director of public, private and not-for-profit companies. In addition to Gildan, he currently serves on the Boards of Directors of Metro Inc., a leader in grocery and pharmaceutical distribution in Canada, where he is Chair of the Audit Committee, and the Board of Directors of Northland Power Inc., a leading global independent power producer, where he is Lead Independent Director and Chair of the Audit Committee. Mr. Goodman is also Chairman of the Independent Review Committee of IG Wealth Management Funds, which comprise mutual funds, ETFs and other wealth management solutions managed by entities within the Power Corporation group of companies. Mr. Goodman is a Fellow Chartered Professional Accountant and a holder of the ICD.D designation from the Institute of Corporate Directors. He completed a Bachelor of Commerce Degree from McGill University.
Luc Jobin – Mr. Jobin has had a career as a business leader in Canada spanning over 30 years. Mr. Jobin retired from Canadian National Railway Company, a leading North American transportation and logistics company, where he served as President and Chief Executive Officer from 2016 to 2018 and as Executive Vice-President and Chief Financial Officer from 2009 to 2016. Prior to that, from 2005 to 2009, Mr. Jobin was Executive Vice-President of Power Corporation of Canada, a Canadian multinational diversified management and holding company with interests in the financial services, asset management, sustainable and renewable energy, and other business sectors. Previously, from 2003 to 2005, Mr. Jobin was Chief Executive Officer of Imperial Tobacco Canada, a subsidiary of British American Tobacco p.l.c., a multinational cigarette and tobacco manufacturing company, as well as Executive Vice-President and Chief Financial Officer, from 1998 to 2003. Mr. Jobin has been recently appointed Chairman Designate of British American Tobacco p.l.c. (effective March 1, 2021), where he is a member of the Audit Committee. Mr. Jobin is a Chartered Professional Accountant and he received a graduate diploma in public accounting from McGill University as well as Bachelor of Science Degree from Nova Southeastern University.
Craig A. Leavitt – Mr. Leavitt has had a career as a business leader in the retail sector that spans over 30 years, having most recently served as Chief Executive Officer of Kate Spade & Company, a designer and marketer of fashion accessories and apparel, until its divestiture to Coach, Inc. in 2017. Mr. Leavitt serves on the Boards of Directors of Build-A-Bear Workshop Inc., a global, interactive retail destination for creating customizable stuffed animals, where he is Non-Executive Chair, and Crate & Barrel, an industry-leading home furnishings specialty retailer. Mr. Leavitt holds a Bachelor of Arts Degree from Franklin & Marshall College.
Pre-Approval of Non-Audit Services
In accordance with the Code of Ethics of the Ordre des comptables professionnels agréés du Québec (CPA) independence standards for auditors, the Sarbanes-Oxley Act of 2002 and rules of the U.S. Securities and Exchange Commission, the Company is restricted from engaging its external auditor to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, information technology services, valuation services, actuarial services, internal audit services, corporate finance services, management functions, human resources functions, legal services and expert services unrelated to the audit. The Company does engage its external auditor from time to time to provide certain non-audit services other than the restricted services. All non-audit services must be specifically pre-approved by the Audit and Finance Committee.
External Auditor Service Fees
The aggregate fees billed by KPMG LLP (“KPMG”), the Company’s external auditor, for various audit, audit-related and tax services rendered for the fiscal years 2020 and 2019 were as follows:
Audit Fees — The aggregate audit fees billed by KPMG were Cdn $2,578,750 for fiscal 2020 and Cdn $2,459,500 for fiscal 2019. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.
Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn $172,940 for fiscal 2020 and Cdn $180,500 for fiscal 2019. These services consisted of consultation concerning financial reporting and accounting standards, and translation services in both years.

Tax Fees — The aggregate tax fees billed by KPMG were Cdn $695,750 for fiscal 2020 and Cdn $956,500 for fiscal 2019. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, and the preparation of annual transfer pricing studies.
LEGAL PROCEEDINGS
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar of the Company is Computershare Investor Services Inc. having offices in Montréal and Toronto at which the register of transfer of the Common Shares is held. The co-transfer agent and co-registrar of the Company is Computershare Trust Company, N.A., having an office in Golden, Colorado.
MATERIAL CONTRACTS
Other than the agreements entered into during the normal course of business, the only material agreement entered into in fiscal 2020, or before fiscal 2020 and which is still in force, is the following:
•    The Shareholder Rights Plan Agreement dated February 19, 2020, which was approved by the Board of Directors on that date and which was ratified by the Company’s shareholders at the annual shareholders’ meeting on April 30, 2020. The Shareholder Rights Plan Agreement will expire on the date on which the annual meeting of the Company’s shareholders will be held in 2023, with one renewal option subject to shareholder approval, and subject to earlier termination or expiration in accordance with its terms. The Shareholder Rights Plan Agreement was filed on SEDAR on February 20, 2020, and is available at www.sedar.com.
INTERESTS OF EXPERTS
KPMG, the external auditor of the Company, reported on the 2020 Annual Financial Statements, which were filed with the securities regulatory authorities. KPMG LLP have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements included in this Annual Information Form constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Business Overview” and “Strategy and Objectives” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the 2020 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this Annual Information Form.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:
•the magnitude and length of economic disruption as a result of the worldwide coronavirus (COVID-19) pandemic, including the scope and duration of government mandated general, partial, or targeted private sector shutdowns, travel restrictions, and social distancing measures;
•changes in general economic and financial conditions globally or in one or more of the markets we serve, including the severity and duration of the economic slowdown and recessions following the COVID-19 pandemic;
•our ability to implement our growth strategies and plans;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•the impacts of the COVID-19 pandemic on our business and financial performance and consequently on our ability to comply with the financial covenants under our debt agreements;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•changes in third-party licensing arrangements and licensed brands;
•our ability to protect our intellectual property rights;
•operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;

•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.
There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this Annual Information Form are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement.
ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s equity compensation plans is contained in the management information circular for the Company’s most recent annual meeting of shareholders that involve the election of directors. Additional financial information is provided in the 2020 Annual Financial Statements and the 2020 Annual MD&A for the Company’s most recently completed financial year.
Copies of these documents and additional information relating to Gildan may be found on the SEDAR website at www.sedar.com and the EDGAR website at www.sec.gov and may also be obtained upon request to the Secretary of Gildan at the following address:
600 de Maisonneuve Boulevard West, 33rd Floor
Montréal, Québec
H3A 3J2
Telephone:  (514) 735‑2023
The documents mentioned above, as well as Gildan’s news releases, are also available on the Company’s website at www.gildan.com. Information on the Company's website does not form part of and is not incorporated by reference in this Annual Information Form.

APPENDIX A - MANDATE OF THE AUDIT AND FINANCE COMMITTEE
The following description of the mandate of the Audit and Finance Committee of the Company complies with applicable Canadian laws and regulations, such as the rules of the Canadian Securities Administrators, and with the disclosure and listing requirements of the Toronto Stock Exchange (collectively, the “Canadian Corporate Governance Standards”), as they exist on the date hereof. In addition, this mandate complies with applicable U.S. laws, such as the Sarbanes-Oxley Act of 2002, and rules and regulations adopted thereunder, and with the New York Stock Exchange’s corporate governance standards (collectively, the “US Corporate Governance Standards”), as they exist on the date hereof. The mandate of the Audit and Finance Committee of the Company (the “Audit Committee”) shall be reviewed annually by the Board in order to ensure on-going compliance with such standards.
1.    Membership and Quorum
•a minimum of three directors;
•only “independent” (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards) directors shall be appointed, the whole as determined by the Board; no affiliate of the Company or any of its subsidiaries (including any person who, directly or indirectly, controls or is controlled by, or is under common control with the Company, or any director, executive officer, partner, member, principal or designee of such affiliate) may serve on the Audit Committee;
•a member of the Audit Committee shall receive no compensation from the Company or any of its affiliates other than compensation as a director and committee member of the Company; prohibited compensation includes fees paid, directly or indirectly, for services as a consultant or as legal or financial advisor, regardless of the amount;
•each member must be “financially literate” (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards), as determined by the Board;
•at least one member must be an “audit committee financial expert” (as contemplated by US Corporate Governance Standards), as determined by the Board;
•members of the Audit Committee shall be appointed annually by the Board upon recommendation of the Company’s Corporate Governance and Social Responsibility Committee (the “Corporate Governance Committee”); such members may be removed or replaced, and any vacancies on the Audit Committee shall be filled by the Board upon recommendation of the Company’s Corporate Governance Committee; membership on the Audit Committee shall automatically end at such time the Board determines that a member ceases to be “independent” as determined in the manner set forth above;
•the Chair of the Compensation and Human Resources Committee of the Company is a member of the Audit Committee;
•quorum of majority of members.
2.    Frequency and Timing of Meetings
•normally contemporaneously with the Company’s Board meetings;
•at least four times a year and as necessary.

3.    Mandate
The responsibilities of the Audit Committee include the following:

(a)Overseeing financial reporting
(1)monitoring the integrity and quality of the Company’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control over financial reporting, through independent discussions with management, the external auditors and the internal auditors;
(2)reviewing, with management and the external auditors, the annual audited consolidated financial statements of the Company and accompanying information, (including the report of the auditors thereon to be included in the annual report of the Company), the Company’s management’s discussion and analysis (“MD&A”) and annual earnings press release, prior to their release, filing and distribution;
(3)reviewing, with management and the external auditors, the condensed interim consolidated financial statements of the Company and accompanying information, including the Company’s quarterly MD&A and quarterly earnings press release, prior to their release, filing and distribution;
(4)reviewing, with management and where appropriate, the external auditors, the financial information contained in prospectuses, registration statements, offering memoranda, annual information forms, management information circulars, Form 6‑K (including Supplemental Disclosure) and Form 40‑F and any other document required to be disclosed or filed by the Company before their public disclosure or filing with regulatory authorities in Canada or the U.S.;
(5)reviewing, with management, the type, presentation, controls and processes relating to financial information to be included in earnings press releases and other documents required to be filed with regulatory authorities in Canada or the U.S. (including earnings guidance and other material forward-looking information, as well as any use of pro-forma or non-GAAP financial information);
(6)reviewing, with management, that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, such as annual reports and investor presentations, and periodically assessing the adequacy of those procedures;
(7)reviewing, with the external auditors and management, the quality, appropriateness and disclosure of the Company’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;
(8)reviewing any analysis or other written communications prepared by management setting forth significant financial reporting issues, including the method used to account for significant unusual transactions or events and disclosures relating thereto, critical accounting estimates and judgments made in connection with the preparation of the financial statements, the analyses of the effect of alternative acceptable accounting policy choices, and the disclosure of sensitive matters such as related party transactions;
(9)reviewing a copy of the representation letter provided to the external auditors from management and any additional representations required by the Audit Committee;
(10)reviewing the external auditors’ quarterly review engagement report;
(11)overseeing the procedures to review management certifications filed with applicable securities regulators;

(12)reviewing the potential impact of any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of the Company and the appropriateness of the disclosure thereof in the documents reviewed by the Audit Committee;
(13)overseeing the procedures to monitor the public disclosure of information by the Company;
(14)reviewing the Company’s disclosure policy on a regular basis;
(15)reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein.
(b)Monitoring risk management and internal controls
(1)receiving periodically management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures;
(2)receiving periodically management’s reports assessing the adequacy and effectiveness of the Company’s systems of internal control over financial reporting and reviewing the report of the auditors thereon;
(3)reviewing insurance coverage (annually and as may otherwise be appropriate);
(4)reviewing and approving the Company’s policies and parameters regarding hedging activity and derivatives contracts entered into by management in order to address risks associated with foreign exchange fluctuations, commodity prices, interest rates and any other risks where the Company enters into derivatives contracts;
(5)assisting the Board with the oversight of the Company’s compliance with, and reviewing the Company’s processes for complying with, applicable legal and regulatory requirements, including securities law and tax compliance;
(6)overseeing the confidential, anonymous procedures for the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;
(7)requesting the performance of any specific audit, as required.
(c)Monitoring internal auditors
(1)ensuring that the head of internal audit has a functional reporting relationship with the Audit Committee;
(2)overseeing the access by internal auditors to all levels of management in order to carry out their duties;
(3)regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget;
(4)obtaining periodic reports from the head of internal audit regarding internal audit findings and reviewing periodic reports from management on the progress of management’s action plans for the remediation of control deficiencies related to such findings.
(5)approving the appointment and termination of the Company’s chief internal auditor;

(6)ensuring the ongoing accountability of the internal audit function to the Audit Committee and to the Board.
(d)Monitoring external auditors
(1)performing annual evaluations of the performance of the external auditors, including assessing their qualifications and compensation as well as the quality and independence of their audits;
(2)monitoring at least annually the results of the periodic regulatory and professional quality-control examinations of the quality of the external audits, including any required remedial action to be taken by the external auditors and any internal control implications for the Company;
(3)recommending the retention and, if appropriate, the removal and replacement of external auditors (all of which is subject to shareholder approval);
(4)overseeing all relationships between the external auditors and the Company including, determining which non-audit services the external auditors are prohibited from providing, approving or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing and approving the total amount of fees paid by the Company to the external auditors for all audit and non-audit services;
(5)overseeing the direct reporting and accountability of the external auditors to the Audit Committee and to the Board;
(6)reviewing with external auditors and approving their annual audit plan document for the audit of the Company’s consolidated financial statements and internal controls over financial reporting.
(7)overseeing the work of the external auditors, including the review of the external auditors’ quarterly and annual findings report presentations to the Audit Committee, and overseeing the resolution of any disagreement between the auditors and management regarding accounting and financial reporting;
(8)discussing with the external auditors the quality and not just the acceptability of the Company’s accounting principles, including (i) critical accounting policies and practices used, (ii) critical accounting estimates and matters involving significant uncertainty, (iii) alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iv) other material written communications between the Company and the external auditors with respect thereto;
(9)reviewing at least annually, representations by the external auditors describing their internal quality-control procedures;
(10)reviewing at least annually, the external auditors’ representations as to independence and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;
(11)reviewing hiring policies for employees or former employees of the Company’s firm of external auditors;
(12)overseeing the selection and rotation of lead, concurring and other partners involved in the audit.

(e)Reviewing financings and capital allocation plans
(1)reviewing the Company’s capital allocation plans, including dividend policies, share buyback programs, overall debt structure, and target leverage ratio, and making recommendations to the Board for approval thereon;
(2)reviewing the adequacy, terms and conditions, and compliance relating to the Company’s material financing arrangements, including sales of accounts receivable, supplier factoring and hedging, and making recommendations to the Board for approval thereon.
(f)Evaluating the performance of the Audit Committee
(1)overseeing the existence of processes to annually evaluate the performance of the Audit Committee.
Because of the Audit Committee’s demanding role and responsibilities, the Board Chair, together with the Chair of the Corporate Governance and Social Responsibility Committee, reviews any invitation to Audit Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including the Company, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee and either requires a correction to the situation or discloses in the Company’s Management Information Circular that there is no such impairment.

As appropriate, the Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors and set and pay their compensation, and so advise the Board Chair and, if appropriate, the external auditors; the Audit Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. In addition, the Company will provide appropriate funding for the Audit Committee, including the payment of all outside legal, accounting and other advisors retained by the Audit Committee.

The internal auditors and the external auditors will have at all times a direct line of communication with the Audit Committee. In addition, each meets separately with the Audit Committee, without management, at least once a quarter, during which the Company’s financial statements and control environment must be discussed. Furthermore, at least once a quarter, and more frequently as required, the Audit Committee meets separately with management. Finally, at each regularly-scheduled and special meeting, the Audit Committee meets without management or any non-independent directors present.

The Audit Committee reports annually to the Board on the adequacy of its mandate. In addition, the Chair of the Audit Committee reports regularly to the Board on the business of the Audit Committee.

Nothing contained in the above mandate is intended to transfer to the Audit Committee the Board’s responsibility to ensure the Company’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditors and the external auditors. Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Company by the external auditors. The Audit Committee’s oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Company’s financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles.
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